Formation

07020047

82-2783

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation Closes Financing for Saskatchewan Uranium Projects

Vancouver, BC, December 20, 2006, Formation Capital Corporation (FCO-TSX) (the Company) announces that, through its 100% owned Canadian subsidiary, Coronation Mines Limited (Coronation), it has closed a $150,000 flow-through private placement (the Offering) for the purpose of further developing its Virgin River and Kernaghan Lake northern Saskatchewan Athabasca Basin Uranium projects. These projects are joint ventured with Cameco & Areva, the details of which are more fully described below.

The Company has completed the Offering of 375,000 Units of the Company at a price of $0.40 per Unit. Each Unit is comprised of one flow-through common share and one-half of one non-transferable common share purchase warrant, each whole common share purchase warrant entitling the purchase of one non-flow-through common share of the Company at a price of $0.40 per share for a period of eighteen months from the date of closing of the private placement. The Company has paid cash fees totaling $9,010 in relation to the Offering.

The Virgin River Project totals over 29,000 hectares and lies in the Athabasca Basin of northern Saskatchewan approximately 60 km west of Cree Lake and is under a joint venture agreement with Coronation and UEM Inc., a corporation jointly owned by Cameco Corporation and Areva, formerly Cogema of France. The Athabasca Basin hosts several of the worlds' largest and richest uranium deposits. Coronation currently has a two percent interest in the Virgin River project with a right of first offer to increase its ownership to 10%. Coronation is carried by its J.V. Partners for the first $10 million in exploration expenditures. Cameco Corporation is the operator. More than $8.4 million has been spent to date, including diamond drilling, in the exploration for a large unconformity-type deposit with very significant results being returned to date. Cameco is very encouraged with the exploration results to date and has proposed a budget of $3.3 million for 2007 to continue exploration and development of the project that includes a diamond drill program. Results from the 2006 diamond drill program are expected early in the New Year.

The Kernaghan Lake Project (20% Coronation, 80% UEM) lies west of Wollaston Lake in the north-eastern portion of the Athabasca Basin where Middle Proterozoic, large scale, high grade unconformity uranium deposits occur at the base of the clastic sedimentary sequence and can attain gross metal values in excess of ten billion dollars. The property, located approximately 400 km north of La Ronge, is also joint ventured with Coronation and UEM Inc. with Areva the operator. The target is a Key Lake type uranium deposit, which contained reported reserves of approximately 195 million pounds of uranium oxide. This project lies approximately 15 km northeast along trend of the La Rocque Lake discovery, part of the Dawn Lake Project belonging to Cameco, AREVA and JCU (Canada) Exploration Company Ltd., where a drill intercept of 0.7 m @ 31.9% U_3O_8 at a depth of 276 meters was reported by operator Cameco. UEM has been drilling the Kernaghan Lake Project and intends to continue drilling with a proposed budget of $430,000 for 2007.

PROCESSED

JAN 0 8 2007

THOMSON FINANCIAL

SUPPL

RECEIVED
2007 JAN -3 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

COBALT ... THE ESSENTIAL ELEMENT

File 82-2783
Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation

Formation Capital's Final Feasibility on Cobalt Project Nearing Completion

Vancouver, B.C., December 21, 2006, Formation Capital Corporation, (Formation, FCO-TSX), is pleased to provide its shareholders and interested parties an update on the progress of its final feasibility study on its 100% owned Idaho Cobalt Project.

In early December, 2006, Formation met with its feasibility study consultants in the Samuel Engineering, Inc. offices located in Denver, Colorado. The purpose of the meeting was to review the recently completed hydrometallurgical test work and process design of the hydrometallurgical facility located in northern Idaho, slated to process the Idaho Cobalt Project concentrate upon commencement of production. Final review of the feasibility study consultants' design packages for mine design, geotechnical design, mine backfill system, and waste water treatment was conducted as well as review of Samuel Engineering's progress to date on the concentrator and ancillary services design.

Samuel Engineering's review of previous specialty consultants' work packages for environmental, geotechnical, mine design, mine backfill, waste water treatment, and tailings and waste storage found them to be progressing in a direction suitable for incorporation in the overall Feasibility Study without the need to commission additional studies. A value engineering analysis of the site and concentrator design and layout has resulted in a reduction of the overall footprint and reduction in the number of buildings required. The result is a more compact and cost efficient arrangement.

Review of the recently revised mine production plan and the potential for extended production from high grade zones (open to the north, south and at depth) has resulted in the scale-up of refinery design production rates to 3.4 million pounds of cobalt and 5.0 million pounds of copper per annum.

In addition, review of recently completed hydrometallurgical test work conducted at Mintek in South Africa under the direction of Grenvil Dunn of Hydromet (Pty), Ltd. and Formation with input from Samuel Engineering's process engineers, has resulted in a simplified process scheme for the refinery that is more efficient, easier to operate and less costly. Preparation of the detailed project schedule is currently underway. The Company expects the final feasibility study to be completed by the end of the first quarter of 2007.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favorable for the production of high purity cobalt metal. The U.S.A. is one of the largest world consumers of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

82-2783

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation Closes Financing for Saskatchewan Uranium Projects

Vancouver, BC, December 20, 2006, Formation Capital Corporation (FCO-TSX) (the Company) announces that, through its 100% owned Canadian subsidiary, Coronation Mines Limited (Coronation), it has closed a $150,000 flow-through private placement (the Offering) for the purpose of further developing its Virgin River and Kernaghan Lake northern Saskatchewan Athabasca Basin Uranium projects. These projects are joint ventured with Cameco & Areva, the details of which are more fully described below.

The Company has completed the Offering of 375,000 Units of the Company at a price of $0.40 per Unit. Each Unit is comprised of one flow-through common share and one-half of one non-transferable common share purchase warrant, each whole common share purchase warrant entitling the purchase of one non-flow-through common share of the Company at a price of $0.40 per share for a period of eighteen months from the date of closing of the private placement. The Company has paid cash fees totaling $9,010 in relation to the Offering.

The Virgin River Project totals over 29,000 hectares and lies in the Athabasca Basin of northern Saskatchewan approximately 60 km west of Cree Lake and is under a joint venture agreement with Coronation and UEM Inc., a corporation jointly owned by Cameco Corporation and Areva, formerly Cogema of France. The Athabasca Basin hosts several of the worlds' largest and richest uranium deposits. Coronation currently has a two percent interest in the Virgin River project with a right of first offer to increase its ownership to 10%. Coronation is carried by its J.V. Partners for the first $10 million in exploration expenditures. Cameco Corporation is the operator. More than $8.4 million has been spent to date, including diamond drilling, in the exploration for a large unconformity-type deposit with very significant results being returned to date. Cameco is very encouraged with the exploration results to date and has proposed a budget of $3.3 million for 2007 to continue exploration and development of the project that includes a diamond drill program. Results from the 2006 diamond drill program are expected early in the New Year.

The Kernaghan Lake Project (20% Coronation, 80% UEM) lies west of Wollaston Lake in the north-eastern portion of the Athabasca Basin where Middle Proterozoic, large scale, high grade unconformity uranium deposits occur at the base of the clastic sedimentary sequence and can attain gross metal values in excess of ten billion dollars. The property, located approximately 400 km north of La Ronge, is also joint ventured with Coronation and UEM Inc. with Areva the operator. The target is a Key Lake type uranium deposit, which contained reported reserves of approximately 195 million pounds of uranium oxide. This project lies approximately 15 km northeast along trend of the La Rocque Lake discovery, part of the Dawn Lake Project belonging to Cameco, AREVA and JCU (Canada) Exploration Company Ltd., where a drill intercept of 0.7 m @ 31.9% U_3O_8 at a depth of 276 meters was reported by operator Cameco. UEM has been drilling the Kernaghan Lake Project and intends to continue drilling with a proposed budget of $430,000 for 2007.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

SUPPL

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

File 82-2783
Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation Capital's Final Feasibility on Cobalt Project Nearing Completion

Vancouver, B.C., December 21, 2006, Formation Capital Corporation, (Formation, FCO-TSX), is pleased to provide its shareholders and interested parties an update on the progress of its final feasibility study on its 100% owned Idaho Cobalt Project.

In early December, 2006, Formation met with its feasibility study consultants in the Samuel Engineering, Inc. offices located in Denver, Colorado. The purpose of the meeting was to review the recently completed hydrometallurgical test work and process design of the hydrometallurgical facility located in northern Idaho, slated to process the Idaho Cobalt Project concentrate upon commencement of production. Final review of the feasibility study consultants' design packages for mine design, geotechnical design, mine backfill system, and waste water treatment was conducted as well as review of Samuel Engineering's progress to date on the concentrator and ancillary services design.

Samuel Engineering's review of previous specialty consultants' work packages for environmental, geotechnical, mine design, mine backfill, waste water treatment, and tailings and waste storage found them to be progressing in a direction suitable for incorporation in the overall Feasibility Study without the need to commission additional studies. A value engineering analysis of the site and concentrator design and layout has resulted in a reduction of the overall footprint and reduction in the number of buildings required. The result is a more compact and cost efficient arrangement.

Review of the recently revised mine production plan and the potential for extended production from high grade zones (open to the north, south and at depth) has resulted in the scale-up of refinery design production rates to 3.4 million pounds of cobalt and 5.0 million pounds of copper per annum.

In addition, review of recently completed hydrometallurgical test work conducted at Mintek in South Africa under the direction of Grenvil Dunn of Hydromet (Pty), Ltd. and Formation with input from Samuel Engineering's process engineers, has resulted in a simplified process scheme for the refinery that is more efficient, easier to operate and less costly. Preparation of the detailed project schedule is currently underway. The Company expects the final feasibility study to be completed by the end of the first quarter of 2007.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favorable for the production of high purity cobalt metal. The U.S.A. is one of the largest world consumers of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com